SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

              -----------------------------------------------------


                                   SCHEDULE TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                     Exchange Act of 1934 (Amendment No. 3)

                                NTS-Properties VI
                       (Name of Subject Company (issuer))

                     NTS-Properties VI (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                 J.D. Nichols (Offeror and Affiliate of Issuer)
                Brian F. Lavin (Offeror and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E407
                      (CUSIP Number of Class of Securities)

                   J.D. Nichols, Managing General Partner of
                NTS-Properties Associates VI and Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611

Calculation of Filing Fee:

--------------------------------------------------------------------------------
| Previously Paid                                                              |
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[ ]      Check  box if any  part  of the  fee is  offset  as  provided  by  Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

         Amount Previously Paid: _____________________________ Not Applicable Form or Registration No.: ____________________________ Not Applicable Filing Party: _____________________________________ Not Applicable
         Date Filed:       _____________________________________  Not Applicable

 [ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|      third-party tender offer subject to rule 14d-1.
         |X|      issuer tender offer subject to rule 13e-4.
         [ ]      going private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


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                               AMENDMENT NO. 3 TO
                      TENDER OFFER STATEMENT ON SCHEDULE TO

                                  INTRODUCTION

         This Amendment No. 3 dated August 18, 2000 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on March 24, 2000 by NTS-Properties VI, a Maryland limited partnership (the "Partnership") and ORIG, LLC, a Kentucky Limited Liability Company ("ORIG") to purchase in the aggregate up to 200 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated March 27, 2000 and the related Letter of Transmittal (which together constitute the "Offer") were included as exhibits to the Original Statement. Under the terms of the Offer, the Offerors offered to purchase in the aggregate up to 200 Interests at a Purchase Price of $380.00 per Interest, and the Offer was to expire at 12:00 midnight, Eastern Standard Time, on June 27, 2000. The Partnership notified the Limited Partners of the Offerors' intention to extend the Expiration Date of the Offer to August 15, 2000 with a notice sent to the Limited Partners on June 23, 2000 and a press release dated June 23, 2000. The Offerors filed Amendment No. 1 to the Original Statement, reflecting this change, on June 23, 2000. A copy of the letter sent to Limited Partners notifying them of the Offeror's extension of the Expiration Date to August 15, 2000 and a copy of the press release dated June 23, 2000 were included as exhibits to Amendment No. 1 to the Original Statement. On July 18, 2000, the Offerors sent a letter to the Limited Partners notifying them that the Offer was to expire on August 15, 2000. This notice was included as an exhibit to Amendment No. 2 to the Original Statement, which was filed on July 25, 2000.

Items 1 and 4 are hereby amended and supplemented as follows:

         This Amendment constitutes the third and final amendment to the Original Statement, as amended by Amendments No. 1 and No. 2, in accordance with Rules 13e-4(c)(4) and 14d-3(b)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Offerors exercised their right under the terms of the Offer to purchase more than 200 Interests and all 3,685 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 100 of these Interests. ORIG purchased 3,585 of these Interests. By Press Release dated August 18, 2000, the Partnership announced: (i) that the Offer had terminated as of August 15, 2000; and (ii) the final results of the Offer. The Press Release is attached hereto as Exhibit (a)(9).

Item 8 is hereby amended and supplemented as follows:

         After completion of the Offer, ORIG, J.D. Nichols and Brian Lavin each beneficially own 9,247, or 24%, of the 38,989 outstanding Interests, (i) 8,809 of which are owned by ORIG, (ii) 204 of which are owned by Ocean Ridge, (iii) 209 which are owned by BKK Financial, Inc., (iv) 10 of which are owned by Mr. Nichols' daughter, Kara Lee Nichols, (v) 10 of which are owned by Mr. Nichols' daughter, Kimberly Nichols Segal, and (vi) 5 of which are owned by the General Partner.
         Mr. Nichols disclaims beneficial ownership of 1,319 of these Interests including (A) 881, or10%, of the Interests owned by ORIG, (B) 204 Interests owned by Ocean Ridge, (C) 209 Interests

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owned  by BKK  Financial,  Inc.,  (D) 20  Interests  owned  by Mr.  Nichols  two daughters, and (E) 5 Interests owned by the General Partner. Mr. Lavin disclaims beneficial ownership of 8,366 of these Interests including (A) 7,928, or 90%, of the Interests owned by ORIG, (B) 204 Interests owned by Ocean Ridge, (C) 209 Interests owned by BKK Financial, Inc., (D) 20 Interests owned by Mr. Nichols' two daughters, and (E) 5 Interests owned by the General Partner. ORIG disclaims beneficial ownership of 438 of these Interests including (A) 204 Interests owned by Ocean Ridge, (B) 209 Interests owned by BKK Financial, Inc., (C) 20 Interests owned by Mr. Nichols two daughters and (D) 5 Interests owned by the General Partner. The address of each of these persons is 10172 Linn Station Road, Louisville, Kentucky 40223.

Item 12 is hereby amended and supplemented as follows:

         (a)(9)   Press Release by Partnership dated August 18, 2000.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 18, 2000                  NTS-PROPERTIES VI, a Maryland limited
                                          partnership

                                          By:      NTS-PROPERTIES ASSOCIATES
                                                   VI, General Partner

                                          By: /s/ J.D. Nichols
                                              ----------------------------------
                                              J.D. Nichols,
                                              Managing General Partner

                                          ORIG,    LLC,    a  Kentucky   limited
                                          liability company.

                                          By:  /s/ J.D. Nichols
                                               ---------------------------------
                                               J.D. Nichols,
                                               Managing Member


                                               /s/ J.D. Nichols
                                               ---------------------------------
                                               J.D. Nichols, individually



                                               /s/ Brian F. Lavin
                                               ---------------------------------
                                               Brian F. Lavin, individually








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                                    EXHIBITS

Exhibit
Number        Description
------        -----------

(a)(9)        Press Release by Partnership dated August 18, 2000.

                                                                  EXHIBIT (a)(9)





               Press Release by Partnership dated August 18, 2000.

         Louisville, Kentucky August 18, 2000. NTS-Properties VI announced today that the issuer tender offer for up to200 Limited Partnership Interests in NTS-Properties VI, which commenced on March 27, 2000, as amended on June 23, 2000 and July 25, 2000, expired on August 15, 2000.

         The final results of the Offer are as follows: As of August 15, 2000, a total of 3,685 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 200 Interests, and all 3,685 Interests tendered were accepted by the Offerors, without proration. NTS-Properties VI repurchased 100 Interests at a price of $380.00 per Interest, pursuant to the Offer, and ORIG, LLC purchased 3,585 Interests at a price of $380.00 per Interest.



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